Free Writing Prospectus
Filed Pursuant to Rule 433(f)(1)
Registration Statement No. 333-172021
Dated: March 25, 2011

On March 25, 2011, Macatawa Bank Corporation held a special meeting of shareholders. An article was published in the Grand Rapids Press on March 25, 2011. The text of the article is reproduced below. As permitted by Rule 433(f)(2)(ii), information has been included that Macatawa Bank Corporation reasonably believes is necessary or appropriate to clarify information included in the article.

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HUDSONVILLE - Macatawa Bank Corp. shareholders today approved a plan that could dilute their holdings but also help the bank continue to dig out of what its chairman called "a deep hole" it dug itself during the past decade's real estate boom.

At a special shareholders meeting at the Pinnacle Center the bank said 85 percent of those who voted approved of a plan to raise the number of authorized shares from 40 million to 200 million. Some 500,000 preferred shares previously were authorized.

How many shares the bank will end up issuing and how they will be priced will be decided in the weeks ahead. In its proxy statement for the meeting the company said it was seeking to raise up to $30 million through the offering to comply with capital requirements and absorb potential future losses.

The bank also needs the additional shares in order to facilitate a potential reverse stock split that could be necessary in the event it faces delisting from the Nasdaq if shares fall below $1 a share, Chairman Rich Postma said.

A bank official later clarified Postma brought up the reverse split to let shareholders know that, should one become necessary, the number of shares they purchase in the new stock offering would change. [Company comment: The company currently has no present plans to effect a reverse stock split.]

Macatawa shares were trading at $2.93, down 4 cents, in midday trading. They have traded between $1.10 and $5.20 over the past 52 weeks.

Ionia-based Independent Bank conducted a similar offering and reverse split last year.

Postma told those gathered for the meeting the bank still had a long way to go, but he was encouraged by the changes he has seen over the past year.

"The discipline of the bank has substantially changed; the culture has changed; the pace of play has changed," he said after the meeting.

The bank's last three quarters have been profitable, but it still needs to address $133 million in non-performing assets - now valued at about 40 percent of their original value. [Company comment: Original value refers to the original collateral value underlying the original loans that were made.  The original loan balance was the Company's initial carrying value.  The Company's original loan balances generally approximate 80% of the original collateral value; however, this can vary from loan to loan.  For example, some of the Company's largest problem assets had original loan balances that were only 50% of the estimated original collateral value that supported the loan.  The Company has since taken charge-offs on its nonperforming loans and further write-downs on the underlying properties after it has foreclosed upon them.  The charge-offs and writedowns were necessary to reflect the decreasing value of the underlying collateral.  In total, the Company's charge-offs and writedowns have decreased the carrying value of its non-performing assets to a point where this carrying value represents approximately 40% of the original appraised value of the collateral.]

"We've got a long way to go, but that's the key initiative this year," said Ron Haan, president and CEO of the bank.

The next few weeks also will show how much skin Postma and other board members and management team leaders want to put in the game.

Postma, a Grand Rapids businessman who owns no shares in Macatawa, has been serving as its unpaid chairman for more than a year.

Securities and Exchange Commission rules prevent Postma from talking about what, if any, plans he has to invest in the bank. However, he told the Press last year he would invest if he stayed involved in the company.

At last year's shareholders meeting Postma asked for time and patience as he noted Macatawa's poor performance, lack of discipline and poor management.

"You cannot lose $120-some million in a little over two years and just say it's because of bad real estate or a bad economy," Postma said at the time. "Who believes that? You can't."

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Macatawa Bank Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it from Macatawa's Secretary, Jon W. Swets, at 1-877-820-2265.